December 30, 2010

Mr. Chad Eskildsen Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)

   File Nos. 033-48940; 811-06722

   Post-Effective Amendment Nos. 79 and 79

Dear Mr. Eskildsen:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 79 (“PEA 79”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 79 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 79 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective on December 31, 2010. PEA 79 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 76 (“PEA 76”) and Amendment No. 76 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on October 15, 2010 for the purposes of registering the Forward Commodity Long/Short Strategy Fund (the “Fund”), a new series of the Registrant.

PEA 79 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Monday, November 29, 2010, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Investor Class and Institutional Class shares of the Fund; (ii) the prospectus for Class M shares of the Fund; (iii) the prospectus for Class Z shares of the Fund; and (iv) the statement of additional information for all share classes of the Fund. PEA 79 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are your comments of November 29, 2010 to PEA 76, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: Please define or clarify the term “total return” referred to in the Fund’s investment objective.

Response: The Registrant has reviewed the disclosure of the Fund’s investment objective in the summary portion of the prospectus and believes that it complies with Item 2 of Form N-1A. Accordingly, the Registrant has not made any revisions in response to the comment.

2)	Comment: Please delete the separate line item for “Expenses of the Subsidiary” in the Annual Fund Operating Expenses table and include any such amounts in the line item for “Acquired Fund Fees and Expenses.”

Response: The requested revision has been incorporated.

3)	Comment: Please delete footnote (1) to the Annual Fund Operating Expenses table, or move the disclosure to another section of the prospectus outside of the summary section.

Response: The Registrant notes that it has revised footnote (1) to the Annual Fund Operating Expenses table to comply with Item 3 of Form N-1A. The instructions to Item 3 of Form N-1A require that, for any expense reimbursement or fee waiver arrangement disclosed in the Annual Fund Operating Expenses table, additional disclosure must be made as to the period for which the expense reimbursement or waiver arrangement is expected to continue and/or how such may be terminated. Accordingly, the Registrant has revised the footnote to clearly disclose the period for which the waiver arrangement is expected to continue and how it may be terminated.

4)	Comment: In footnote (3) to the Annual Fund Operating Expenses table, please add disclosure concerning who may terminate the waiver, and under what circumstances.

Response: The Registrant notes that the disclosure contained in footnote (3) to the Annual Fund Operating Expenses table accurately states that the Fund’s investment advisor is “contractually obligated” (underline added) to waive a portion of its fees and reimburse other expenses until April 30, 2012. The Registrant believes that the inclusion of the phrase “contractually obligated” clearly indicates to shareholders that the waiver arrangement may not be terminated under any circumstances until April 30, 2012. Accordingly, the Registrant has not made any revisions in response to the comment.

5)	Comment: With respect to the derivatives disclosure included in the Principal Risks section, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response: The Registrant believes that the disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, the Registrant believes that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. Accordingly, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment and will revise the Fund’s derivatives disclosure, if necessary, based on the investment experience of the Fund under its investment strategy.

6)	Comment: In the Principal Investment Strategies section, please either move any reference to the Credit Suisse Momentum and Volatility Enhanced Return Strategy Index (the “Credit Suisse MOVERS Index”) to another part of the prospectus other than the summary section, or delete the reference.

Response: The Registrant notes that the Credit Suisse MOVERS Index is an essential component of the Fund’s principal investment strategy as the Fund seeks returns that correspond to the returns of such index. As such, the Registrant believes the references to the Credit Suisse MOVERS Index in the Principal Investment Strategies section are necessary to ensure that both current and prospective investors fully understand the Fund’s principal investment strategy. Additionally, the Registrant also believes that the references to the Credit Suisse MOVERS Index comply with Item 4 of Form N-1A. Accordingly, the Registrant has not made any revisions in response to this comment.

7)	Comment: In the Principal Investment Strategies section, please include a discussion of the fact that the Fund may take long and/or short positions.

Response: The Registrant notes that the Principal Investment Strategies section details that the Fund will invest primarily in “commodity-linked derivative instruments, including commodity index-linked notes (sometimes referred to as ‘structured notes’), swap agreements, commodity options, futures and options on futures, and through investments” in a wholly-owned subsidiary. Therefore, the Fund will not take direct long or short positions. The Registrant notes, however, that the Credit Suisse Momentum and Volatility Enhanced Return Strategy Index has long/short exposure and the Fund only seeks similar returns to such index through the investments listed above. Accordingly, the Registrant has not made any revisions in response to this comment.

8)	Comment: In the Principal Investment Strategies section, please make it clear that the reference to “Strategy” in the Fund’s name refers to the “Commodity” portion thereof, and as a result the Fund is not subject to the requirements of Rule 35d-1 of the 1940 Act.

Response: The Registrant notes that the Principal Investment Strategies section states that the Fund seeks exposure to the commodity markets through investments primarily in “commodity-linked derivative instruments, including commodity index-linked notes (sometimes referred to as ‘structured notes’), swap agreements, commodity options, futures and options on futures, and through investments” in a wholly-owned subsidiary. The Registrant believes that this disclosure sufficiently relates “Strategy” in the Fund’s name to the “Commodity” portion thereof, notifying current and potential investors that the Fund is not subject to the requirements of Rule 35d-1 of the 1940 Act. Accordingly, the Registrant has not made any revisions in response to this comment.

9)	Comment: In the Principal Investment Strategies section, please either move any reference to the Barclays Capital 1-5 Year U.S. Government/Credit Bond Index to another section of the prospectus outside of the summary section, or delete the reference.

Response: The requested revision has been made.

10)	Comment: In the Principal Risks section, please either delete the reference to Exchange-Traded Funds (“ETFs”), or add disclosure regarding ETFs to the Principal Investment Strategies section.

Response: The requested revision has been made.

11)	Comment: In the Principal Risks section, please add disclosure regarding the risks associated with short sales.

Response: As noted in the Registrant’s response to Comment #7, the Fund will not take direct short sale positions. Accordingly, the Registrant has not made any revisions in response to this comment.

12)	Comment: In the Investment Advisor/Portfolio Managers section, please include the name of the investment advisor, as well as the name, title and length of service of each portfolio manager.

Response: The Registrant notes that it has revised the Principal Investment Strategies section to disclose the name of the entity serving as investment adviser to the Fund. As a result, the Registrant does not believe it is necessary to again disclose the name of the entity in the Investment Advisor/Portfolio Managers section. With respect to the name, title and length of service of each portfolio manager, the Registrant notes that such information for each portfolio manager is provided in the Investment Advisor/Portfolio Managers section. Accordingly, the Registrant has not made any revisions in response to the comment.

13)	Comment: In the Additional Investment Strategies and Risks section, please disclose whether the Fund has a policy to provide shareholders with notice prior to changing the Fund’s investment objective.

Response: The Registrant notes that the disclosure within the “Changes of Investment Objective” section of the Addition Investment Strategies and Risks section of the prospectus provides sufficient detail with respect to modifications to the Fund’s investment objective and complies with Item 9(a) of Form N-1A. Accordingly, the Registrant has not made any revisions in response to this comment.

14)	Comment: In the Additional Investment Strategies and Risks section, certain of the security types listed in which the Fund may invest provide additional detail on principal risks, and as a result their inclusion in the Additional Investment Strategies and Risks section does not comply with Item 9(a), (b) and (c) of Form N-1A.

Response: The Registrant notes that although certain non-principal strategies and risks are provided in the Additional Investment Strategies and Risks section, the Registrant believes that such disclosure is necessary to fully describe how the Fund intends to achieve its investment objective, as required by Item 9 of Form N-1A. Accordingly, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

15)	Comment: Please represent or confirm the following:

a.	The target percentage of Fund assets anticipated to be invested in the Cayman Subsidiary (the “Subsidiary”);

b.	Whether the Subsidiary has the same investment advisor as the Fund, and whether the approval and renewal of the advisory contract between the Subsidiary and its investment advisor complies with Section 15 of the 1940 Act;

c.	The manner for filing the Subsidiary’s financial statements, to the extent necessary;

d.	Whether the composition of the Subsidiary’s board complies with Section 16 of the 1940 Act;

e.	Whether the Subsidiary will sign the Fund’s Registration Statement;

f.	Whether the Subsidiary will comply with Section 8 of the 1940 Act; and

g.	The designation of a domestic (U.S.) agent for service of process and consent to the examination of the Subsidiary’s books and records by the SEC.

Response:

a.	The Registrant notes that the Principal Investment Strategies section of the Prospectus discloses that the Fund’s investment in the Subsidiary will not exceed 25% of the value of the Fund’s total assets.

b.	The Registrant notes that the Subsidiary has the same investment advisor as the Fund. The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. Accordingly, it is not intended for the advisory contract for the Subsidiary to comply with Section 15 of the 1940 Act. The Registrant is aware of the requirements of Section 48(a) of the 1940 Act, however, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e. the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

c.

In connection with the preparation of the 2011 financials, the Registrant will determine whether to consolidate the Subsidiary’s financial statements with those of the Fund[1] or to have the Subsidiary prepare and provide its financials separately from those of the Fund.

d.	The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. Accordingly, neither the Subsidiary nor its board of directors intends to comply with Section 16 of the 1940 Act. The Registrant is aware of the requirements of Section 48(a) of the 1940 Act, however, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e. the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

e.	The Subsidiary is not required to execute the Registrant’s post effective amendments. The Subsidiary is not offering its securities in the U.S., nor is the Subsidiary a co-issuer of the Fund’s securities.

The Subsidiary was organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) revenue rulings, which have limited the ability of funds, with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.2

[1]	See Gold Portfolio, SEC-No-Action Letter (April 29, 2008).
[2]

The Registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).3 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).4

The Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged

[3]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[4]

We believe the present situation presents less concern than situations where the staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in the Subsidiary. For instance, the Fund currently intends to invest not more than 25% of its assets in the Subsidiary and is limited by the RIC Diversification Test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.5

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.6 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the Subsidiary is not required to sign the registration statement, the Registrant believes that the Commission and staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The Subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder.

f.	The Registrant notes that the Fund’s Statement of Additional Information discloses that the Fund will look through to the Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

[5]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[6]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

g.	The Registrant confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made and also consents to the examination of the Subsidiary’s books and records by the SEC.

16)	Comment: On the back cover of the prospectus, please change the last four digits of the zip code for the SEC’s Public Reference Section to “1520.”

Response: The requested revision has been incorporated.

Statement of Additional Information:

17)	Comment: In the first Fundamental Investment Restriction listed under Fundamental Investment Restrictions of the Fund, please revise the last sentence thereof in light of the plain English guidelines, specifically: (i) clarify references to “issuers,” (ii) clarify references to “investment,” (iii) disclose how swap counterparties will be treated for concentration purposes and (iv) address the reason why credit default swaps are subject to different treatment.

Response: The Registrant notes that the disclosure in the last sentence of the second Fundamental Investment Restriction listed under Fundamental Investment Restrictions of the Fund is consistent with that of other, existing funds of the Registrant. In the interest of disclosure consistency among all funds of the Registrant, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

General:

18)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

Enclosure

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds

  Douglas P. Dick, Partner, Dechert LLP

  Kenneth R. Earley, Dechert LLP